Exhibit 99.1

PERDIGÃO EXPANDS OPERATIONS IN THE DAIRY-PROCESSED PRODUCT MARKET WITH THE ACQUISITION OF MINAS-BASED COTOCHÉS

Investments of R$ 30 million are planned for the modernization and expansion of  plants installed in the east of the State

On Wednesday, April 2, Perdigão concluded negotiations for the acquisition of Cotochés, one of the most traditional industries in the dairy-processed products segment in the state of Minas Gerais. As a result, Perdigão underscores its position as one of the largest domestic companies in milk catchment and consolidates its leadership in the Brazilian market for UHT milk sales.

Cotochés  will be acquired for R$ 54 million, together with the assignment of debt worth R$ 15 million. The company reported sales of about R$ 180 million in 2007. For more than 50 years, it has been active in the Minas Gerais market where it is one of the three largest players in the sale of dairy-processed products, with strong penetration in the greater Belo Horizonte area as well as in various other regions of the State.

The company’s portfolio includes about 50 items, among them, long life milk, powdered milk, cheeses, butter, cream cheese, table cream, milk-based beverages and yogurts. The principal brand is Cotochés, the trade name used for all the product lines commercialized regionally. Other items are sold by the company under the Moon Lait and Pettilé brand names.

The company currently processes 380 thousand liters/day of milk at its two processing units in Ravena and Rio Casca in the east of the state of Minas Gerais, although it has an installed capacity of 600 thousand liters/day. In addition to these two municipalities, there is a milk catchment deposit in Teófilo Otoni. The company currently employs 500, at the same time creating approximately two thousand indirect jobs.

With the two Cotochés units, Perdigão will now operate dairy-processed product plants in seven states in Brazil, five in the state of Rio Grande do Sul, one each in the  states of Santa Catarina, Paraná, São Paulo and Goiás. Perdigão also has partnerships for the production of milk against customer orders in São Paulo with CCL, and in Rio de Janeiro with CCPL. Finally, the Company operates a unit in São Paulo for margarine processing and one in Argentina for cheese making.

GROWTH POTENTIAL

According to historians, the name Cotochés originated from an indigenous indian tribe that inhabited the eastern region of the state of Minas Gerais and in the tribe’s native tongue meaning Open Field. The company is located in the Minas Gerais dairy basin, the principal one in the country. It acquires milk supplies directly from the producers with no intermediaries, giving it a solid base for further unimpeded growth. Together, the Ravena, Rio Casca and Teófilo Otoni micro-regions represent 30% of all milk production in the state.

Cotochés is already strongly entrenched in the small and medium retail market based on a flexible and economic distribution system via truck delivery. Its sales structure consists of eight thousand customers and its products are sold through nine thousand points of sale. The brand is now expected to further improve its penetration in the Minas Gerais market as well as break into new markets outside the state based on Perdigão’s expertise in distribution of chilled and frozen products, the ramifications of its nationwide supply  chain and sales structures.

Perdigião estimates an initial investment of R$ 30 million for modernizing, expanding and adjusting the company’s plants to the Company’s standards of nutritional safety and quality.

STRATEGY: REGIONAL MARKETS

As called for in its strategic growth plan, with the diversification of the portfolio, Perdigão has also become a major competitor in the dairy-processed product market, similar to the meats segment before it. If the dairy-processed products divisions of Batávia and Eleva are included, Perdigão has now become the second largest company in Brazil in milk catchment, a leader in the sales of UHT milk and the third-ranked name in chilled dairy-processed products.

Acquired in May 2006, Batávia has high value-added chilled items as its flagship products with a significant market share in the state of Paraná, throughout the South of Brazil and in São Paulo. Merged with Perdigão in February this year, Eleva is a leader in milk products in Brazil with an important share in the markets of the South and the Southeast.

The acquisition of Cotochés represents a new strategy for the segment, which is to break into specific regional markets – the case of the greater Belo Horizonte area - and complementary to those of Batávia and Eleva. Perdigão aims to occupy an important space in the leading dairy basins of the country and consolidate the market, reducing competition and leveraging advantages in relation to the principal players.

COTOCHÉS PROFILE

•                  Sales in 2007: approximately R$ 180 million

•                  Industrial units: Ravena and Rio Casca, together with a milk catchment deposit in Teófilo Otoni.

•                  Approximately 500 direct and 2 thousand indirect jobs

•                  More than 8 thousand customers

•                  9 thousand points of sale in MG, ES, RJ, SP, BA and PE

•                  Second player in milk sales volume in MG

•                  Installed processing capacity of 600 thousand liters/day of milk

•                  Portfolio: cheeses, butter, cream cheese, powdered milk, long life milk, table cream, milk-based beverages and yogurts

São Paulo (SP) April 1st 2008

For more information. contact:

Perdigão Companies

Investor Relations

acoes@perdigao.com.br

(55) (11) 3718-5465

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.